SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from __________ to __________

Commission file number 1-9014

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHYRON CORPORATION EMPLOYEES' 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHYRON CORPORATION

5 Hub Drive

Melville, NY 11747

(631) 845-2000

REQUIRED INFORMATION

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN

INDEX

Page

Report of Independent Accountants	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits as of
December 31, 1999 and 1998	2

Statement of Changes in Net Assets Available for Plan Benefits
for the Year Ended December 31, 1999	3

Statement of Changes in Net Assets Available for Plan Benefits
for the Year Ended December 31, 1998	4

Notes to the Financial Statements	5

Supplemental Schedule:

Line 27a - Schedule of Assets Held for Investment Purposes as of
December 31, 1999	9

Signatures	10

The following exhibit is filed as part of this report:

Consent of Independent Accountants

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator

of Chyron Corporation Employees' 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Chyron Corporation Employees' 401(k) Plan (the "Plan") at December 31, 1999 and 1998 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Melville, New York

June 2 , 2000

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	1999	1998

Assets:
Investments, at fair value	$3,195,143	$3,278,816

Receivables:
Employer contributions	4,702	7,867
Participant contributions	25,138	45,554
Total receivables	29,840	53,421

Cash equivalents		312

Net assets available for plan benefits	$3,224,983	$3,332,549

The accompanying notes are an integral part

of these financial statements

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1999

		Contributions	Employee Loans
	Fund Totals	Receivable	Receivable	Total
Additions to net assets attributed to:
Contributions:
Employee contributions	$643,746	$(20,416)		$623,330
Employer contributions	111,840	(3,165)		108,675
Participant rollovers
Loan repayments	32,969		$(32,969)
	788,555	(23,581)	(32,969)	732,005
Investment income:
Interest and dividends	256,144			256,144
Net realized and unrealized
appreciation in fair
value of investments	197,625			197,625
	453,769			453,769
Total additions	1,242,324	(23,581)	(32,969)	1,185,774

Deductions from net assets attributed to:
Distributions to participants	1,241,282		52,058	1,293,340
Employee loans	60,200		(60,200)
Total deductions	1,301,482		(8,142)	1,293,340

Net decrease	(59,158)	(23,581)	(24,827)	(107,566)

Net assets available for plan benefits:
Beginning of year	3,148,562	53,421	130,566	3,332,549

End of year	$3,089,404	$29,840	$105,739	$3,224,983

The accompanying notes are an integral part of these financial statements

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1998

		Contributions	Employee Loans
	Fund Totals	Receivable	Receivable	Total
Additions to net assets attributed to:
Contributions:
Employee contributions	$752,897	$7,022		$759,919
Employer contributions	92,881	4,326		97,207
Participant rollovers	180,423			180,423
Loan repayments	26,404		$(26,404)
	1,052,605	11,348	(26,404)	1,037,549
Investment income:
Interest and dividends	170,740			170,740
Net realized and unrealized
depreciation in fair
value of investments	(170,381)			(170,381)
	359			359
Total additions	1,052,964	11,348	(26,404)	1,037,908

Deductions from net assets attributed to:
Distributions to participants	477,628		7,033	484,661
Employee loans	73,291		(73,291)
Total deductions	550,919		(66,258)	484,661

Net increase	502,045	11,348	39,854	553,247

Net assets available for plan benefits:
Beginning of year	2,646,517	42,073	90,712	2,779,302

End of year	$3,148,562	$53,421	$130,566	$3,332,549

The accompanying notes are an integral part of these financial statements

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

1. Plan Description and Benefits

The Chyron Corporation Employees' 401(k) Plan (the "Plan") was adopted on January 1, 1994, and amended through July 1, 1998, for the benefit of the employees of Chyron Corporation (the "Company"). The following is a brief description of the Plan. A more complete description of the provisions of the Plan is available in the Plan document and in individual statements of benefits provided to each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The Plan is a defined contribution plan which provides benefits to participants based upon amounts contributed to the participants' accounts by the employees and employer and investment income or loss. Under the Plan, the participant is not provided with any defined benefit. Contributions made to the Plan are credited to participants' individual accounts in the name of each participant. The ultimate benefit received depends on the aggregate amount contributed by the participants and the employer and the income, gains and losses associated with those contributions which are allocated to the participants' individual accounts.

Participants are entitled to make contributions up to a maximum of 20% of their current compensation subject to limitations of Section 401(k) of the Internal Revenue Code ($10,000 in 1999 and 1998). The total employee compensation that can be considered for contribution purposes was limited to $160,000 in 1999 and 1998. Contribution percentages may be increased or decreased at quarterly intervals throughout the Plan year. For purposes of determining contributions, compensation is defined as total wages and salary of an employee, including any overtime pay, bonuses and commissions, but excluding deferred compensation. The Company can elect to make a contribution to the Plan on behalf of those participants who have made salary deferral contributions. From January 1 through June 30, 1998, the Company contributed 10% of the first 10% of compensation that a participant contributed to the Plan. Effective July 1, 1998, the matching contribution was raised to 20% of the first 10% of compensation and will only be made in shares of the Company's common stock.

The participants of the Plan may elect to have their accounts invested in any combination (in 5% increments) of the following investment alternatives:

Alliance Premier Growth Fund

Chyron Corporation Common Stock

Massachusetts Investors Trust

Merrill Lynch Capital Fund

Merrill Lynch Federal Securities Trust

Merrill Lynch Global Allocation Fund

Merrill Lynch Global Value Fund

Merrill Lynch Growth Fund for Investment and Retirement

Merrill Lynch Pacific Fund

Merrill Lynch Retirement Preservation Trust

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

Employees are eligible for participation in the Plan on the first day of the month following the performance of one hour of service. Prior to July 1, 1998 employees were eligible for participation in the Plan on a quarterly basis following the completion of one-quarter of a year of service. Employees are 100% vested in their salary deferral contributions upon entry into the Plan. All participants in the Plan on June 30, 1998 were 100% vested in their employer matching contributions. Effective July 1, 1998, employees are vested in employer matching contributions in accordance with the following schedule:

Years of Service	Vested Percentage

1	33%
2	67%
3	100%

The full value of the vested interest of participants in Plan assets is distributable to them or their beneficiaries upon retirement, disability or death. The normal retirement date is the first day of the month following the attainment of age 65. Participants or beneficiaries may elect to have such interest distributed in either one lump sum or in monthly installments. An employee can also withdraw all or a portion of his/her investment under certain special distribution events as defined in the Plan. The special distribution events include in-service distributions, where a participant in the Plan may withdraw all or a portion of his/her account balance upon reaching age 592 and hardship withdrawals, as defined in the Plan. These special distributions may be subject to ordinary income taxes or early distribution penalties. Active participants may also apply to the Plan administrator for a loan from the Plan. Participants may borrow an amount that would not exceed the lesser of 50% of each participant's vested account balance or $50,000 reduced by the highest outstanding balance during the prior 12 months. Loan terms range from one to five years or up to twenty-five years for the purchase of a primary residence. All loans must be repaid with interest (currently at rates ranging from 8.23%-8.75%) and are subject to certain requirements as outlined in the Plan.

If a participant leaves the Company for any reason other than retirement, disability or death, the participant may elect to receive distribution of his/her vested benefit. If the participant's balance is less than $5,000, the distribution will be made immediately following the employee's termination. If a participant terminates service prior to being fully vested in the employer matching contribution, amounts are forfeited and will be used to reduce future employer contributions to the Plan.

2. Summary of Significant Accounting Policies

Basis of accounting

The Plan's financial statements are prepared under the accrual method of accounting.

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

Investments

All Plan investments are held by the Plan's custodian, Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill Lynch" or the "Custodian") and are stated at fair value, principally based on the last sales price reported on the last business day of the Plan year.

Investment earnings are automatically reinvested into the fund from which they are derived. Participants can elect to change their current or future investments on a daily basis.

Dividend income is recorded on the ex-dividend date. Interest income is accrued when earned. The Plan presents in the statement of changes in net assets available for Plan benefits the net appreciation (depreciation) in the fair value of its investments which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Cash equivalents

Cash equivalents consist of investments in highly liquid Merrill Lynch money funds which are temporary in nature.

Benefit payments to employees

Benefit payments to employees are recorded on a cash basis. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but who have not yet been paid must be reported as a liability on ERISA Form 5500.

Loans

Employee loans receivable consist of remaining principal outstanding.

Administrative expenses

Expenses related to the administration of the Plan are paid by the Company, at its option. For the years ended December 31, 1999 and 1998, the Company paid all administrative expenses.

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Net Assets Available for Plan Benefits and the reported amount of net additions and deductions in the Statement of Changes in Net Assets Available for Plan Benefits. Actual results could differ from those estimates.

3. Tax Status

The Plan obtained its latest determination letter on September 29, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, qualified under Section 401(a) of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. The Plan and related trust must be operated in conformity with the Code to maintain its tax exempt status under Section 501(a) of the code. The Company is not aware of any course of action, series of events or amendments that might adversely affect the qualified status of the Plan.

4. Termination Priorities

While the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated all participants will remain 100% vested in their total account balances under the Plan.

5. Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. As of December 31, 1999 and 1998, there were no outstanding benefit payments to withdrawing participants and, therefore, the amounts presented as net assets available for Plan benefits were the same in the financial statements as on the Form 5500.

6. Concentration of Credit Risk

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across ten participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial markets. The Company carries insurance for its employee benefit plans to minimize this risk.

CHYRON CORPORATION EMPLOYEES' 401(k) PLAN

Line 27a - Schedule of Assets Held for Investment Purposes

December 31, 1999

(a)	(b)	(c)	(e)

	Identity of Issue	Description	Current Value

*	Merrill Lynch Capital Fund	Mutual Fund	$512,395
*	Merrill Lynch Federal Securities Trust	Mutual Fund	142,521
*	Merrill Lynch Global Allocation Fund	Mutual Fund	624,086
*	Merrill Lynch Global Value Fund	Mutual Fund	59,087
*	Merrill Lynch Growth Fund for Investment
	and Retirement	Mutual Fund	5,087
*	Merrill Lynch Pacific Fund	Mutual Fund	35,531
*	Merrill Lynch Retirement Preservation Trust	Mutual Fund	387,848
	Alliance Premier Growth Fund	Mutual Fund	1,073,792
*	Chyron Corporation Common Stock	Common Stock	107,538
	Massachusetts Investors Trust	Mutual Fund	141,519

	Employee loans receivable	Loans issued for terms of	105,739
		1-10 years, with 8.23%
		to 8.75% interest
			$3,195,143

*=Party in Interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Chyron Corporation Employees' 401(k) Plan

/s/ Dawn R. Johnston
Dawn R. Johnston
Sr. Vice President Finance

June 29, 2000